UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2020

011-36000

(Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

5 Badner St.

Ramat Gan, Israel, 5218102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On November 25, 2020, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold an Annual General Meeting of Shareholders (the “Annual Meeting”) on December 31, 2020 at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel. In connection with the Annual Meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Annual Meeting describing the proposals to be voted upon at the Annual Meeting, the procedure for voting in person or by proxy at the Annual Meeting and various other details related to the Annual Meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Annual Meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares of the Company may vote at the Annual Meeting without attending in person, attached hereto as Exhibit 99.3.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 25, 2020	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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